SANOFI-AVENTIS	EXHIBIT 99.1

(Formerly SANOFI-SYNTHELABO)

CONSOLIDATED FINANCIAL
STATEMENTS
OF SANOFI-SYNTHELABO
AS OF JUNE 30, 2004

CONSOLIDATED FINANCIAL STATEMENTS

AS OF JUNE 30, 2004

➢	CONSOLIDATED BALANCE SHEETS	2-3

➢	CONSOLIDATED STATEMENTS OF INCOME	4

➢	CONSOLIDATED STATEMENTS OF CASH FLOWS	5

➢	CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY	6

➢	NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS	7-17

CONSOLIDATED BALANCE SHEETS

Before appropriation of profit

ASSETS		June 30,	December 31,
(In millions of euros)		2004	2003
	Note	(unaudited)

Intangible assets, net
Goodwill		128	124
Other intangible assets	D.3	1,189	897

		1,317	1,021

Property, plant and equipment
Gross		2,413	2,230
Accumulated depreciation		(904)	(781)

Net		1,509	1,449

Long-term investments
Investments in/advances to equity investees		145	126
Investments in/advances to non-consolidated companies		7	8
Other long-term investments		105	108

Total fixed assets		3,083	2,712

Deferred income taxes		410	472

Inventories		844	799
Accounts receivable		1,805	1,491
Other current assets	D.1	1,197	897
Short-term investments and deposits	C.3	3,084	3,226
Cash		134	152

TOTAL ASSETS		10,557	9,749

The accompanying notes on pages 7 to 17 are an integral part of the consolidated financial statements.

CONSOLIDATED BALANCE SHEETS

Before appropriation of profit

LIABILITIES AND SHAREHOLDERS' EQUITY		June 30,	December 31,
(in millions of euros)		2004	2003
	Note	(unaudited)

Shareholders’ equity
Share capital	C.5	1,466	1,466
(June 30, 2004 and December 31, 2003 : 732,848,072 shares)
Additional paid in capital and reserves		4,571	3,185
Net income for the period		1,138	2,076
Cumulative translation adjustment		(341)	(404)

Total shareholders’ equity		6,834	6,323

Minority interests		16	18

Long-term debt		49	53
Provisions and other long-term liabilities	C.6	795	754
Deferred income taxes		11	9
Accounts payable		765	657
Other current liabilities		1,813	1,620
Short-term debt		274	315

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY		10,557	9,749

The accompanying notes on pages 7 to 17 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF INCOME

(in millions of euros, except per-share amounts)		6 months ended	6 months ended	Year ended
		June 30, 2004	June 30, 2003	December
	Note	(unaudited)	(unaudited)	31, 2003

Net sales	C.8	4,460	3,903	8,048
Cost of goods sold		(800)	(750)	(1,428)
Gross profit		3,660	3,153	6,620
Research and development expenses		(704)	(621)	(1,316)
Selling and general expenses		(1,356)	(1,204)	(2,477)
Other operating income/(expense), net		133	63	248
Operating profit	C.8	1,733	1,391	3,075
Intangibles – amortization and impairment		(65)	(66)	(129)
Financial income/(expense), net		22	63	155
Income before tax and exceptional items		1,690	1,388	3,101
Exceptional items		9	1	24
Income taxes	C.7	(576)	(458)	(1,058)
Net income before income from equity investees, goodwill amortization and minority interests		1,123	931	2,067
Income from equity investees, net		21	19	20
Goodwill amortization		(4)	(4)	(8)
Net income before minority interests		1,140	946	2,079
Minority interests		(2)	(2)	(3)

Net income		1,138	944	2,076

Weighted average shares outstanding		696,271,508	706,514,070	702,745,208
Earnings per share, basic and diluted (in euros)		1.63	1.34	2.95

The accompanying notes on pages 7 to 17 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In millions of euros)		6 months	6 months
		ended	ended	Year ended
		June 30,	June 30,	December
		2004	2003	31, 2003
	Note	(unaudited)	(unaudited)

Net income		1,138	944	2,076
Minority interests		2	2	3
Share in undistributed earnings of equity investees		(21)	(19)	(20)
Depreciation and amortization		203	188	390
Gains on disposals of fixed assets, net of income taxes		(6)	(1)	(15)
Provisions, long-term deferred taxes and other		80	—	(6)
Operating cash flow before changes in working capital		1,396	1,114	2,428
- (Increase) / decrease in inventories		(11)	(51)	(55)
- (Increase)/ decrease in accounts receivable		(286)	(223)	(206)
- Increase / (decrease) in accounts payable		71	34	65
- Change in other operating assets and liabilities (net)		(404)	(115)	33

Net cash provided by operating activities (A)		766	759	2,265

Acquisitions of property, plant & equipment and intangibles	C.2	(200)	(185)	(371)
Acquisitions of investments		(1)	(2)	(10)
Proceeds from disposals of fixed assets, net of income taxes		21	5	27
Net change in loans, long-term advances and other investing cash flows		(6)	1	4

Net cash used in investing activities (B)		(186)	(181)	(350)

Issuance of shares		—	2	7
Capital contribution from minority shareholders		—	4	3
Dividends paid :
- to Sanofi-Synthelabo shareholders		(663)	(579)	(579)
- to minority shareholders of subsidiaries		(4)	(3)	(3)
Additional long-term borrowings		—	—	1
Repayments of long-term borrowings		(5)	(52)	(57)
Net change in short-term borrowings		(47)	(45)	33
Acquisitions of treasury shares net of disposal, including disposals made in connection with stock-options plans		10	(684)	(1,003)

Net cash used in financing activities (C)		(709)	(1,357)	(1,598)

Impact of exchange rates on cash and cash equivalents (D)		5	(11)	(17)
Net change in cash and cash equivalents (A) + (B) + (C) + (D)		(124)	(790)	300

Cash and cash equivalents, beginning of period	C.3	2,765	2,465	2,465
Cash and cash equivalents, end of period	C.3	2,641	1,675	2,765

The accompanying notes on pages 7 to 17 are an integral part of the consolidated financial statements.

CONSOLIDATED STATEMENTS OF SHAREHOLDERS’ EQUITY (unaudited)

(in millions of euros, except share amounts)	Number of		Additional	Cumulative
	shares	Share	paid in	translation	Total
		capital	capital and	adjustment
			reserves

Balance, December 31, 2002	732,367,507	1,465	4,730	(160)	6,035

Dividend paid out of 2002 earnings (0.84 € per share)	—	—	(579)	—	(579)

Issuance of shares on exercise of stock options	480,565	1	6	—	7

Net income for year ended December 31, 2003	—	—	2,076	—	2,076

Adjustments related to the Sanofi-Synthélabo merger (note C.5.2)	—	—	45	—	45

Repurchase of shares (note C.4)	—	—	(1,017)	—	(1,017)

Movement in cumulative translation adjustment	—	—	—	(244)	(244)

Balance, December 31, 2003	732,848,072	1,466	5,261	(404)	6,323

Dividends paid out of 2003 earnings (1.02 € per share) (1)	—	—	(697)	—	(697)

Net income for the 6 months ended June 30, 2004	—	—	1,138	—	1,138

Adjustment related to the Sanofi-Synthélabo merger (note C.5.2)	—	—	7	—	7

Movement in cumulative translation adjustment	—	—	—	63	63

Balance, June 30, 2004	732,848,072	1,466	5,709	(341)	6,834

(1)	Net dividend of 1.02 euro per share. An interim dividend of 0.97 euro per share was paid on May 5, 2004. The balance of the dividend (0.05 euro per share) will be paid on September 30, 2004 in the days following settlement of the reopened offer for the shares of Aventis.

The accompanying notes on pages 7 to 17 are an integral part of the consolidated financial statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
SIX MONTHS ENDED JUNE 30, 2004

FOREWORD

In accordance with the resolution passed by the Combined General Meeting of June 23, 2004, and following settlement of the offer for Aventis, the company name has been changed from Sanofi-Synthélabo to Sanofi-Aventis.

As the acquisition of control over Aventis (cf note D.1 and E.1) post-dated June 30, 2004, the consolidated financial statements as presented do not include the financial statements of Aventis and its subsidiaries.

A.	BASIS OF PREPARATION

The consolidated financial statements of Sanofi-Aventis (formerly Sanofi-Synthélabo) and its subsidiaries (the « Group ») have been prepared in accordance with Rule 99-02 of the Comité de la Réglementation Comptable (“CRC”) issued April 29, 1999 and effective as of January, 1 2000, and the Conseil National de la Comptabilité (“CNC”), recommendation 99 R 01 of March 18, 1999 on interim accounts. The accounting policies and methods used are identical to those applied in the preparation of the financial statements for the year ended December 31, 2003.

The consolidated financial statements for the 6 months ended June 30, 2004 should be read in conjunction with the consolidated financial statements for the year ended December 31, 2003.

B.	ALLIANCES

B.1	Alliance agreements with Bristol Myers Squibb (BMS)

Two of the Group’s leading products were jointly developed with BMS: the anti-hypertensive agent irbesartan (Aprovel®/Avapro®/Karvea®) and the atherothrombosis treatment clopidogrel (Plavix®/Iscover®).

The Group is paid, as inventor of the two molecules, a royalty on all sales generated by these products. This royalty is recorded as a reduction in cost of goods sold.

As co-developers of the products, The Group and BMS each receive equal development royalties from their two licensees, which have been responsible, since 1997, for marketing the products using their local distribution network, composed of the affiliates of both groups. These licensees operate in two separate territories: (i) Europe, Africa and Asia, under the operational management of The Group; and (ii) other countries (excluding Japan), under the operational management of BMS. In Japan, The Group has granted a license for irbesartan to BMS and Shionogi, a Japanese pharmaceutical company. The alliance agreement does not cover the distribution of Plavix® in Japan.

The products are marketed in different ways in different countries.

Co-promotion consists of a pooling of sales resources under a single brand name. Co-promotion is preferably achieved through contracts or through appropriate tax-transparent legal entities. Each partner records directly its share of taxable income. Co-marketing consists of separate marketing of the products by each local affiliate using its own name and resources under different brand names for the product. In certain countries of Eastern Europe, Africa, Asia, Latin America and the Middle East, the products are marketed on an exclusive basis, either by The Group or by BMS.

In the territory managed by The Group, operations are recognized by the Group as follows:

(i)
In most countries of Western Europe and Asia for clopidogrel (Plavix®/Iscover®) (excluding Japan), co-promotion is used for both products. The legal entities used are partnerships (“sociétés en participation”) or other tax-transparent entities, which are majority-owned by and under the operational management of the Group. The Group recognizes all the revenue associated with the sale of the drugs, as well as the corresponding expenses. The share of net income reverting to BMS subsidiaries is recorded in “Other operating income/(expense), net”.

(ii)
In Germany, Spain and Greece, and in Italy for irbesartan only (Aprovel®/Avapro®/ Karvea®), co-marketing is used for both products, and The Group recognizes revenues and expenses generated by its own operations.

(iii)	In Eastern Europe, Africa, Asia and the Middle East, where products are marketed exclusively by The Group, the Group recognizes revenues and expenses generated by its own operations.

In the territory managed by BMS, operations are recognized by the Group as follows:

(i)
Co-promotion is used in the United States and Canada through entities which are majority-owned by and under the operational leadership of BMS. The Group does not recognize revenues; rather, it invoices the entity for its promotion expenses, accounts for royalties in gross profit and records its share of net income in “Other operating income/(expense), net”.

(ii)	In Brazil, Mexico, Argentina, Colombia for clopidogrel (Plavix®/Iscover®) and Australia, co-marketing is used, and The Group recognizes revenues and expenses generated by its own operations.

(iii)	In certain other countries of Latin America, where products are marketed exclusively by The Group, the Group recognizes revenues and expenses generated by its own operations.

The presentation of these transactions in the The Group financial statements, in accordance with the legal nature of the agreements, results in the inclusion of The Group’s share of the results of operations in its consolidated operating profit.

B.2.	Alliance agreements with Organon

An alliance with Organon, a subsidiary of Akzo Nobel, defined by an agreement of June 28, 2000, governed the arrangements for the marketing of Arixtra® and for the sharing of profits worldwide. Arixtra® was launched in America and Europe in 2002. Until December 31, 2003 marketing arrangements varied depending on the region involved:

(i)
North America: In the United States, Mexico and Canada, Arixtra® was sold by companies controlled jointly with Organon. Sales and expenses relating to Arixtra® were recorded using the proportionate consolidation method based on the 50% interest held by the Group in the joint venture.

(ii)
Europe and the rest of the world (excluding Japan): The Group marketed and sold Arixtra® in the same way as its other products, and included all sales in these countries in consolidated net sales. The Group had an exclusive license to market Arixtra® in these territories. The royalty paid to Organon on the basis of these sales was accounted for in cost of goods sold.

On January 7, 2004, the Group reached agreement with Organon to acquire all Organon’s rights relating to Arixtra®, idraparinux and other oligosaccharides, along with the interests held by Organon in the joint ventures. With effect from January 1, 2004, the financial statements of all the entities which marketed Arixtra® are consolidated using full consolidation method.

Under these new agreements, the Group will make payments to Organon based largely on future sales (see note D.3), and will bear the full cost of research and development programs in progress.

Regarding Europe and the rest of the world (excluding Japan) the agreement signed with Organon on January 7, 2004 ends the exclusive marketing license arrangement. This agreement does not change the payments to be made to Organon but change the classification of those payments in the statement of income from “Cost of goods sold” to “Intangibles”.

In connection with the Sanofi-Synthélabo offer for Aventis, the Group announced that it had reached an agreement to sell Arixtra® to GlaxoSmithKline Group (GSK) (cf Note D.4) on a worldwide basis.

C.	SIGNIFICANT INFORMATION ON THE PRESENTATION OF THE FINANCIAL STATEMENTS FOR THE SIX MONTHS ENDED JUNE 30, 2004

C.1.	Changes in the scope of consolidation

-	Significant changes in the six months ended June 30, 2004

Acquisitions

During the six months ended June 30, 2004, the Group acquired:

•
The interests held by Organon in the joint ventures in Mexico, Canada and the United States, and in Fonda BV. As a result, the interests held by the Group in these companies increased from 50% to 100% (see note B.2.).

•	Minority interests held by third parties in Tunisian companies.

Divestitures

No significant divestitures took place in the six months ended June 30, 2004.

-	Significant changes in 2003

Acquisitions

During 2003, the Group acquired minority interests held by third parties in companies located in Colombia and Peru, plus 20% of a joint venture in China. The acquisitions made during the year resulted in the recognition of goodwill with a gross value of 7 million euros as of December 31, 2003.

Divestitures

There were no significant divestitures in the year ended December 31, 2003.

C.2.	Acquisitions of property, plant and equipment and intangible assets

Acquisitions of property, plant and equipment and intangible assets as shown in the consolidated statement of cash flows comprise :

(in millions of euros)	6 months	6 months	Year ended
	ended June 30,	ended June 30,	December 31,
	2004	2003	2003

Acquisitions of property, plant & equipment	164	166	338
Acquisitions of intangible assets	36	19	33

TOTAL	200	185	371

Acquisitions of property, plant and equipment relate mainly to industrial facilities (chemicals and drugs manufacturing) and to research sites.

The acquisition of the rights held by Organon resulted in a cash outflow of 20 million euros.

C.3.	Cash and cash equivalents

Cash and cash equivalents in the consolidated statements of cash flows includes available liquid assets, (ie short-term investments and deposits and cash). Treasury shares are excluded from cash. As of June 30, 2004, June 30, 2003 and December 31, 2003, the Group held a net value of 577 million, 599 million and 613 million euros respectively of its issued common shares in treasury (Note C.4).

C.4.	Sanofi-Aventis Shares

Details of treasury shares held by the Group are as follows:

Balance sheet date	Number of shares	%

June 30, 2004	49,604,918	6.77%
December 31, 2003	49,990,262	6.82%

In 2003, the Group proceeded with a policy of purchasing its own shares with a view to holding, selling, transferring or canceling them. The share purchase program involves up to 10% of the share capital as authorized by the Annual General Meetings of May 22, 2002 and May 19, 2003. The shares purchased are netted off shareholders’ equity at purchase price. Gains and losses on transactions in these shares, net of taxes, are also taken to shareholders’ equity.

Under this plan, the Group repurchased 20,192,769 shares in 2003 for 1 018 million euros, and 16,520,795 shares in 2002 for 970 million euros. There was no repurchase of shares in 2004.

As at June 30, 2004, and December 31, 2003 the Group held 36,576,564 treasury shares under these programs, amounting to 1,979 million euros.

Moreover, the Group held 13,028,354 treasury shares with a net value of 577 million euros after a charge to provision for impairment of 25 million euros booked in the six months to June 30, 2004 and after a charge to provision for impairment of 44 million euros booked in previous years. These shares are included in “Short-term investments and deposits”. These treasury shares represent 1.78% of the capital and 12,767,904 of these shares are allocated to employee stock option plans.

C.5.	Shareholder’s equity

C.5.1.	Share capital

The share capital comprises 732,848,072 shares with a par value of 2 euros per share.

C.5.2.	Adjustments to shareholders’ equity related to the merger between Sanofi and Synthélabo

In the six months to June 30, 2004 and in 2003, shareholders’ equity were adjusted due to the merger between Sanofi and Synthélabo in an amount of 7 million and 45 million euros, respectively.

These adjustments consist of the unused portion of provisions, initially recorded in the opening balance sheet, which resulted from favourable changes in circumstances during the period.

These adjustments are summarized as follows :

(in millions of euros)	6 months ended	Year ended
	June 30, 2004	2003

Change in provisions for risks and deferred income taxes recorded in the
opening balance sheet	7	44
Revaluation of commitments to employees	—	1

TOTAL	7	45

The change in provisions for risks and deferred income taxes related mainly to the settlement of tax litigation, primarily in France and the United States.

C.6.	Provisions and other long-term liabilities

Provisions and other long-term liabilities as of June 30, 2004 and December 31, 2003 comprise:

(in millions of euros)	Provisions for	Restructuring	Other	Other	Total
	pensions & other	provisions	provisions	long-term
	benefits		for risks	liabilities

December 31, 2003	429	5	312	8	754

Charged during the period	40	—	45	—	85
Provisions utilized	(21)	(2)	(8)	(1)	(32)
Reversals of provisions recorded in the opening balance sheet	—	—	(7)	—	(7)
Reversals of unutilized provisions	—	—	(5)	—	(5)
Transfers	—	—	(8)	—	(8)
Effect of exchange rates	4	—	4	—	8

June 30, 2004	452	3	333	7	795

The Group is involved in a number of legal proceedings and claims. These include commercial and intellectual property litigation, tax audits and other matters relating to the normal conduct of its business.

Provisions for tax exposures are recorded if the Group considers that the tax authorities might challenge a tax position taken by the Group or a subsidiary.

An assessment of these risks has been performed with the assistance of the Group’s legal advisers, and provisions have been recorded where circumstances required.

C.7.	Income taxes

The tax charge for the six months to June 30, 2004 is 576 million euros, compared to 458 million euros for the six months to June 30, 2003.

The difference between the effective tax rate and the standard corporate income tax rate applicable in France is explained as follows:

(as a percentage)	6 months ended	6 months ended	Year ended
	June 30,	June 30,	December 31,
	2004	2003	2003

Tax rate applicable in France	35	35	35
Impact of income tax at reduced rate in France	(3)	(3)	(3)
Other	2	1	2

Effective tax rate	34	33	34

The “Other” line includes the difference between the French tax rate and the tax rate applicable in other countries and the impact of reestimating certain of the group’s tax exposures.

C.8.	Segment information

The Group operates in one significant business segment: the research and development, production and sale of pharmaceutical products. The Group has aggregated all its ethical product lines because they have close similarities in terms of regulatory environment, production process, distribution methods and customer profile. The Group’s generics and OTC activities are not material, and have been aggregated with its ethical activities.

The Group mainly operates in three geographical segments: “Europe”, “the United States” and “Other countries”.

The table below presents net sales, operating profits, total assets and long-lived assets by geographical segment. Net sales and operating profit are allocated based on the location of the end customer. Total assets and long-lived assets are allocated based on the location of the subsidiary.

6 months ended June 30, 2004

				Other	Unallocated
(in millions of euros)	Total	Europe	USA	countries	costs (1)

Net sales	4,460	2,584	1,065	811	—
Operating profit	1,733	1,012	1,116	340	(735)

Total assets	10,557	8,066	1,749	742	—
Including long-lived assets	3,083	2,142	800	141	—

6 months ended June 30, 2003

				Other	Unallocated
(in millions of euros)	Total	Europe	USA	countries	costs (1)

Net sales	3,903	2,320	884	699	—
Operating profit	1,391	922	857	274	(662)

Total assets	8,837	6,325	1,857	655	—
Including long-lived assets	2,819	1,736	954	129	—

Year ended December 31, 2003

				Other	Unallocated
(in millions of euros)	Total	Europe	USA	countries	costs (1)

Net sales	8,048	4,693	1,912	1,443	—
Operating profit	3,075	1,874	2,025	561	(1,385)

Total assets	9,749	7,381	1,728	640	—
Including long-lived assets	2,712	1,756	823	133	—

(1)	Unallocated costs consist mainly of fundamental research and worldwide development of pharmaceutical molecules, and a part of the cost of support functions.

D.	CHANGES IN OFF BALANCE SHEET ITEMS

D.1.	Mixed public offer for the shares of Aventis

On January 26, 2004, Sanofi-Synthélabo publicly announced an unsolicited public share and cash offer for the shares of Aventis.

On April 26, 2004, following an agreement reached between the two groups, Sanofi-Synthélabo announced a friendly improved offer for Aventis. This offer was approved by the Management Board and Supervisory Board of Aventis on April 25, 2004.

The terms of the improved offer were :

–	Standard Entitlement : 5 Sanofi-Synthélabo shares plus €115.08 for 6 Aventis shares.(1)

–	All Stock Election : 1.16 Sanofi-Synthélabo shares for 1 Aventis share.(1)

–	All Cash Election : €68.11 for 1 Aventis share.(1)

Aventis shareholders were free to choose to tender their Aventis shares for any of these different offers, or a combination of them. However, the All Stock Election and All Cash Election were subject to proration and allocation adjustements to ensure that the overall consideration issued in the offer (71,84% in shares, 28,16% in cash) was maintained.

The offer was subject to the condition that Sanofi-Synthélabo secured over 50% of the share capital and voting rights of Aventis, calculated on a fully diluted basis.

The Combined General Meeting of Sanofi-Synthélabo held on June 23, 2004 approved the issuance of the shares to be allotted to Aventis shareholders who have tendered their shares in the offers.

The costs incurred in the frame of the offer for Aventis have been recorded in “Other current assets” for an amount of 120 million euros including the cost of the setting up of the credit facility.

(1)	After taking account of the Aventis dividend of €0.82 per share, with an ex-dividend date of June 15, 2004.

D.2.	Credit facility

On April 24, 2004, Sanofi-Synthélabo entered into a credit facility agreement permitting borrowing up to a maximum of 16 billion euros, which will be used primarily to finance the cash portion of the offer for Aventis and to refinance certain debt held by Aventis and its subsidiaries.

D.3.	Alliance agreements with Organon: acquisition of rights

As of December 31, 2003, off balance sheet commitments included minimum royalties payable (74 million US dollars) on the marketing of Arixtra® under the alliance agreements with Organon in countries other than the United States, Canada, Japan and Mexico. The Group had also committed to make phased payments to Organon up to a maximum of 100 million US dollars contingent on approval of additional indications.

On January 7, 2004, the Group acquired from Organon all the rights related to Arixtra®, idraparinux and other oligosaccharides (see note B.2.).

In addition to taking over responsibility for development programs in progress, the Group also agreed to make payments to Organon based on future sales. The increase in the “Other intangible assets” line in the balance sheet reflects the recognition of the estimated future payments to Organon, matched by the recognition of a liability of the same amount.

D.4.	Sale of rights to Arixtra®/Fraxiparine®

In connection with the Sanofi-Synthélabo offer for Aventis shares, the Group announced that it had reached an agreement to sell Arixtra® and Fraxiparine®, and the related assets including the manufacturing facility at Notre-Dame de Bondeville (France), to GlaxoSmithKline Group (GSK) on a worldwide basis.

This deal was conditional on completion of Sanofi-Synthélabo’s offer for Aventis and will be reflected in the second half of 2004 financial statements.

The consideration for the sale was 453 million euros, payable in full by GSK on completion. GSK also agreed to assume responsibility for ongoing Arixtra® clinical trials, and to make payments to Organon based on future sales of Arixtra® (see note D.3).

E.	POST BALANCE SHEET EVENTS

Offer for Aventis

•	Expiration of the offer

On July 29, 2004 the United States Federal Trade Commission (FTC) accepted a Consent Decree for public comment, thereby clearing the way for Sanofi-Synthélabo to complete its acquisition of Aventis.

The offer period expired on July 30, 2004.

•	Result of the offer

The Autorité des Marchés Financiers (AMF) published the definitive results of the offer on August 12, 2004. These results indicate that, as of the expiration of the offers, in aggregate 769,920,773 Aventis shares had been tendered into the French, German and U.S. offers, including the Aventis shares underlying ADSs tendered into the U.S. offer.

These results indicate that 769,920,773 Aventis shares representing 95.47% of the share capital and 95.52% of the voting rights of Aventis, on an issued and outstanding basis of 806,437,011 shares and 806,044,276 voting rights as of July 31, 2004, have been tendered into the offers. On a fully-diluted basis, 769,920,773 Aventis shares representing 89.84% of the share capital and 89.88% of the voting rights of Aventis have been tendered.

The 769,920,773 Aventis shares tendered in the offers have been acquired by Sanofi-Synthélabo according to the following distribution :
-	664,561,361 for the Standard Entitlement;
-	75,690,733 pursuant to the All Stock Election,
-	29,668,679 pursuant to the All Cash Election.

In addition, 92,692 warrants issued by Aventis in 2002 and 164,556 warrants issued by Aventis in 2003 were tendered into the French offer.

The settlement of the offers and the delivery of the offer consideration in respect of the tendered Aventis ordinary shares occurred on Friday, August 20, 2004 and, in respect of Aventis ADSs tendered in the U.S. offer, on Thursday, August 26, 2004.

Sanofi-Aventis has provided a subsequent offering period until September 6, 2004.

•	Financing

On August 20, 2004, settlement of the cash portion of the offer (14.8 billion euros) was financed as follows:
– Tranche A credit facility of 5 billion euros used in full;
– Tranche B credit facility of 5.5 billion euros used in full;
– commercial paper of 0.9 billion euros;
– the balance from available cash.